

April 14, 2014

Via E-mail
James M. Otterberg
Vice President and Chief Financial Officer
Unifi, Inc.
7201 West Friendly Avenue
Greensboro, NC 27419-9109

> **Re:** **Unifi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 10, 2013**
> **File No. 001-10542**

Dear Mr. Otterberg:

We have reviewed your response dated March 27, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

24. Investments in Unconsolidated Affiliates and Variable Interest Entities, page F-37

1. We reviewed your response to comment 13 in our letter dated February 28, 2014. Since your financial statements for Parkdale America, LLC pursuant to Rule 3-09 of Regulation S-X are filed after the original due date of your Form 10-K, you are required to include summarized financial information of Parkdale America LLC in your audited financial statements included in the Form 10-K. If significance is met in *any* fiscal year presented under Rule 4-08(g) of Regulation S-X, your financial statement footnotes for each of the fiscal years presented should include summarized financial data for all investees (as opposed to the investees that are significant). The summarized annual financial data for each investee may be aggregated, but it should not be labeled "unaudited." Please revise to provide audited summarized financial data.

James M. Otterberg
Unifi, Inc.
April 14, 2014
Page 2

Item 15. Exhibits, Financial Statement Schedules, page 46

2. We reviewed your response to comment 16 in our letter dated February 28, 2014. Given that your Form 10-K references financial statements to be filed, please revise to include disclosure in your June 30, 2013 10-K filing of the fact that your Form 10-K/A of the prior year included the equity method investee's financial statements for the investee's year most recently ended. This would provide a road map to the readers of the un-amended Form 10-K which financial statements are currently available for your equity investee.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant